FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Final Results

AstraZeneca
6 February 2025
Full Year and Q4 2024 results

Strong momentum in FY 2024 with Total Revenue and Core EPS up 21% and 19% respectively

Revenue and EPS summary
	FY 2024	% Change		Q4 2024	% Change
	$m	Actual	CER[1]	$m	Actual	CER
- Product Sales	50,938	16	19	13,362	18	19
- Alliance Revenue	2,212	55	55	714	68	69
- Collaboration Revenue	923	56	54	815	>2x	>2x
Total Revenue	54,073	18	21	14,891	24	25
Reported EPS	$4.54	18	29	$0.97	56	71
Core [2] EPS	$8.21	13	19	$2.09	44	49

Financial performance for FY 2024 (Growth numbers at constant exchange rates)
‒    Total Revenue up 21% to $54,073m, driven by a 19% increase in Product Sales, continued growth of partnered medicines (Alliance Revenue) and the achievement of sales-based milestones (Collaboration Revenue)
‒    Total Revenue growth from Oncology was 24%, CVRM 20%, R&I 25%, V&I 8% and Rare Disease 16%
‒    Core EPS increased 19% to $8.21
‒    Second interim dividend declared of $2.10 per share, making a total annual dividend declared for FY 2024 of $3.10 per share, an increase of 7%. Dividend to be further increased in FY 2025
‒    Guidance for FY 2025: Total Revenue is expected to increase by a high single-digit percentage and Core EPS is expected to increase by a low double-digit percentage, both at CER

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:
"Our company delivered a very strong performance in 2024 with Total Revenue and Core EPS up 21% and 19% respectively. We also delivered nine positive high value Phase III studies in the year, which coupled with increasing demand for our medicines in all key regions, will help sustain our growth momentum into 2025.
This year marks the beginning of an unprecedented, catalyst-rich period for our company, an important step on our Ambition 2030 journey to deliver $80 billion Total Revenue by the end of the decade. In 2025 alone, we anticipate the first Phase III data for seven new medicines, along with several important new indication opportunities for our existing medicines.
We are also investing in and making significant progress with transformative technologies that have the potential to drive our growth well beyond 2030, many of which have now entered pivotal trials."

Key milestones achieved since the prior results announcement
‒    Positive read-outs for Truqap in combination with abiraterone and androgen deprivation therapy in PTEN-deficient de novo metastatic hormone-sensitive prostate cancer (CAPItello-281) and Tagrisso with or without chemotherapy in resectable early-stage EGFRm NSCLC (NeoADAURA)
‒    US approvals for Imfinzi in limited-stage small cell lung cancer (ADRIATIC), Calquence in combination with bendamustine and rituximab in mantle cell lymphoma (ECHO), Datroway (datopotamab deruxtecan) in HR+ HER2- metastatic breast cancer (TROPION-Breast01) and Enhertu in chemotherapy-na●ve HER2-low and -ultralow metastatic breast cancer (DESTINY-Breast06). EU approvals for Tagrisso in unresectable EGFRm NSCLC (LAURA) and Kavigale for prevention of COVID-19 (SUPERNOVA). Japan approvals for Imfinzi in endometrial cancer (DUO-E), Lynparza plus Imfinzi in pMMR endometrial cancer (DUO-E), Calquence tablet formulation in chronic / small lymphocytic leukaemia, Datroway in HR+ HER2- metastatic breast cancer, Fasenra in EGPA (MANDARA) and Kavigale for prevention of COVID-19. China approvals for Lynparza in gBRCAm HER2- early breast cancer (OlympiA), Orpathys in locally advanced or metastatic MET Exon 14 NSCLC (NCT04923945)

Guidance
The Company issues its Total Revenue and Core EPS guidance for FY 2025 at CER, based on the average foreign exchange rates through 2024.

  Total Revenue is expected to increase by a high single-digit percentage
Core EPS is expected to increase by a low double-digit percentage

‒    The Core Tax rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact
If foreign exchange rates for February 2025 to December 2025 were to remain at the average rates seen in January 2025, it is anticipated that Total Revenue in FY 2025 would incur a low single-digit percentage adverse impact compared to the performance at CER, and Core EPS would incur a mid-single-digit percentage adverse impact. The Company's foreign exchange rate sensitivity analysis is provided in Table 17.

Capital allocation
In FY 2025, the Company intends to increase the annual dividend declared to $3.20 per share. The Company also expects to increase capital expenditure[3] by approximately 50%, driven by manufacturing expansion projects and investment in IT systems, to support portfolio growth and build capacity for transformative technologies.

China
In relation to the illegal drug importation allegations, in January 2025, AstraZeneca received a Notice of Transfer to the Prosecutor and an Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $0.9 million. To the best of AstraZeneca's knowledge, the importation taxes referred to in the Appraisal Opinion relate to Imfinzi and Imjudo. A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable. AstraZeneca continues to fully cooperate with the Chinese authorities.

In December 2024 AstraZeneca announced the appointment of Iskra Reic as Executive Vice President, International, which encompasses China, Asian and Eurasian markets, Middle East & Africa, Latin America, Australia & New Zealand. Iskra succeeds Leon Wang who is on extended leave from the Company while under investigation in China.

Table 1: Key elements of Total Revenue performance in Q4 2024
% Change
Revenue type	$m	Actual %	CER %
Product Sales	13,362	18	19
Alliance Revenue	714	68	69	* $392m Enhertu (Q4 2023: $281m) * $133m Tezspire (Q4 2023: $80m) * $161m Beyfortus (Q4 2023: $41m)
Collaboration Revenue	815	>2x	>2x	* $600m Lynparza (Q4 2023: $245m) * $111m Beyfortus (Q4 2023: $27m) * $100m Koselugo (Q4 2023: nil)
Total Revenue	14,891	24	25
Therapy areas	$m	Actual %	CER %
Oncology	6,344	27	29	* Tagrisso up 20% (21% at CER), Calquence up 20%, Enhertu up 48% (54% at CER)
CVRM	3,138	16	17	* Farxiga up 21% (22% at CER), Lokelma up 35%
R&I	2,127	27	28	* Breztri up 29%. Saphnelo up 65%, Tezspire up 86% (85% at CER), Symbicort up 31% (33% CER)
V&I	651	58	55	* Beyfortus Total Revenue up >3x
Rare Disease	2,377	21	22	* Ultomiris up 32% (33% at CER), partially offset by decline in Soliris of 24% (22% at CER), Strensiq up 38% (37% at CER) and Koselugo up >3x
Other Medicines	254	(7)	(6)
Total Revenue	14,891	24	25
Regions	$m	Actual %	CER %
US	6,532	28	28	* Product Sales up 25%
Emerging Markets	3,134	13	19
- China	1,364	(1)	(3)	* Decline primarily due to low rates of seasonal respiratory viral infections, and impact from year-end hospital budget dynamics
- Ex-China Emerging Markets	1,770	26	42
Europe	3,948	37	35	* Product Sales up 20% (18% at CER)
Established RoW	1,277	1	2
Total Revenue	14,891	24	25

Key alliance medicines
‒    Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $3,754m in FY 2024 (FY 2023: $2,566m)
‒    Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,219m in FY 2024 (FY 2023: $653m)

Table 2: Key elements of financial performance in Q4 2024

Metric	Reported	Reported change	Core	Corechange	Comments[4]
Total Revenue	$14,891m	24% Actual 25% CER	$14,891m	24% Actual 25% CER	* See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	80%	Stable Actual +1pp CER	79%	-1pp Actual Stable CER	* Variations in Product Sales Gross Margin can be expected between periods, due to product seasonality, foreign exchange fluctuations and other effects
R&D expense	$4,677m	52% Actual 52% CER	$3,573m	23% Actual 22% CER	+ Increased investment in the pipeline * Core R&D-to-Total Revenue ratio of 24%(Q4 2023: 24%) * Reported R&D includes $753m impairment recorded against the vemircopan (ALXN2050) intangible asset
SG&A expense	$5,410m	1% Actual 1% CER	$4,275m	6% Actual 7% CER	+ Market development for recent launches and pre-launch activities * Core SG&A-to-Total Revenue ratio of 29%(Q4 2023: 34%)
Other operating income and expense[5]	$100m	-7% Actual -6% CER	$101m	-7% Actual -6% CER
Operating Margin	14%	+3pp Actual +4pp CER	28%	+5pp Actual +6pp CER	* See commentary above on Gross Margin, R&D, SG&A and Other operating income and expense
Net finance expense	$365m	9% Actual 8% CER	$310m	20% Actual 20% CER	+ Recent debt issued at higher interest rates + Decrease in interest income + Higher level of Net debt
Tax rate	10%	+17pp Actual +15pp CER	16%	+7pp Actual +7pp CER	* Variations in the tax rate can be expected between periods
EPS	$0.97	56% Actual 71% CER	$2.09	44% Actual 49% CER	* Further details of differences between Reported and Core are shown in Table 12

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Tagrisso	EGFRm NSCLC (Stage III unresectable) (LAURA)	Regulatory approval (EU, CN)
	Imfinzi	Limited-stage SCLC (ADRIATIC)	Regulatory approval (EU)
	Imfinzi	Advanced endometrial cancer	Regulatory approval (JP)
	Calquence	Tablets for chronic lymphocytic leukaemia	Regulatory approval (JP)
	Calquence	Mantle cell lymphoma (1st-line) (ECHO)	Regulatory approval (US)
	Lynparza + Imfinzi	Advanced endometrial cancer with mismatch repair proficiency (DUO-E)	Regulatory approval (JP)
	Lynparza	gBRCAm HER2- eBC (OlympiA)	Regulatory approval (CN)
	Enhertu	HR+ HER2-low and -ultralow mBC (DESTINY-Breast06)	Regulatory approval (US)
	Datroway	HR+ HER2- mBC (TROPION-Breast01)	Regulatory approval (JP, US)
	Orpathys	MET exon 14 skipping altered NSCLC (NCT04923945)	Regulatory approval (CN)
	Fasenra	EGPA (MANDARA)	Regulatory approval (JP)
	Kavigale	Prevention of COVID-19 (SUPERNOVA)	Regulatory approval (EU, JP)

Regulatory submissionsor acceptances*	Imfinzi	Muscle-invasive bladder cancer (NIAGARA)	Regulatory submission (US, JP)
	Imfinzi + Imjudo	NSCLC (1st-line) (POSEIDON)	Regulatory submission (CN)
	Calquence	Chronic lymphocytic leukaemia (1st-line) (AMPLIFY)	Regulatory submission (EU)
	Datroway	EGFRm NSCLC (later line) (TROPION-Lung05)	Regulatory submission (US)
	Tezspire	Severe uncontrolled asthma (NAVIGATOR/ DIRECTION)	Regulatory submission (CN)
	Koselugo	Neurofibromatosis type 1 adult (KOMET)	Regulatory submission (EU, JP)

Phase III / registrational data readouts and other developments	Tagrisso	Resectable early-stage EGFRm NSCLC (NeoADAURA)	Primary endpoint met
	Truqap	PTEN-deficient de novo metastatic hormone-sensitive prostate cancer (CAPItello-281)	Primary endpoint met
*US, EU and China regulatory submission denotes filing acceptance

Other pipeline updates
 In January 2025, the vemircopan (ALXN2050) Phase II development programme was terminated. The decision was based on safety and efficacy data from Phase II trials.

Upcoming pipeline catalysts
For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Sustainability highlights
The Company convened an event on health equity for investors and analysts in November that detailed AstraZeneca's health equity strategy, which is embedded from the Company's science through to healthcare delivery and community engagement.
At the end of 2024, the Company's cumulative reduction in Scope 1 and 2 greenhouse gas (GHG) emissions was 77.5% from the 2015 baseline.

Conference call
A conference call and webcast for investors and analysts will begin today, 6 February 2025, at 11:00 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar
The Company intends to publish its Q1 2025 results on 29 April 2025.

Operating and financial review
All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. The performance shown in this announcement covers the twelve-month period to 31 December 2024 ('the year' or 'FY 2024') compared to the twelve-month period to 31 December 2023 (FY 2023), or the three-month period to 31 December 2024 ('the quarter' or 'Q4 2024') compared to the three-month period to 31 December 2023 ('Q4 2023'), unless stated otherwise.
Core financial measures, EBITDA, Net debt, Product Sales Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.
Core financial measures are adjusted to exclude certain significant items:
‒    Charges and provisions related to our global restructuring programmes, which includes charges that relate to the impact of restructuring programmes on our capitalised manufacturing assets and IT assets
‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets
‒    Other specified items, principally comprising acquisition-related costs and credits, which include the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, remeasurement adjustments relating to certain Other payables and debt items assumed from the Alexion acquisition and legal settlements
‒    The tax effects of the adjustments above are excluded from the Core Tax charge
Details on the nature of Core financial measures are provided on page 61 of the Annual Report and Form 20-F Information 2023.
Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.
Product Sales Gross Margin is calculated by dividing the difference between Product Sales and Cost of Sales by the Product Sales. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.
EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.
Operating margin is defined as Operating profit as a percentage of Total Revenue.
Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Condensed consolidated financial statements in this announcement.
The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.
Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Total Revenue by therapy area and medicine[6]
FY 2024	Q4 2024
% Change	% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	22,353	41	21	24	6,344	43	27	29
- Tagrisso	6,580	12	13	16	1,703	11	20	21
- Imfinzi	4,717	9	17	21	1,254	8	16	18
- Calquence	3,129	6	24	25	808	5	20	20
- Lynparza	3,672	7	20	22	1,444	10	46	47
- Enhertu	1,982	4	54	58	540	4	48	54
- Zoladex	1,097	2	11	17	252	2	(4)	(1)
- Imjudo	281	1	29	31	73	-	27	28
- Truqap	430	1	>10x	>10x	163	1	>10x	>10x
- Orpathys	46	-	-	2	10	-	(15)	(16)
- Other Oncology	419	1	(19)	(14)	97	1	(25)	(22)
BioPharmaceuticals: CVRM	12,517	23	18	20	3,138	21	16	17
- Farxiga	7,717	14	29	31	1,938	13	21	22
- Brilinta	1,333	2	1	2	341	2	4	4
- Crestor	1,155	2	4	8	261	2	5	6
- Lokelma	542	1	32	34	150	1	35	35
- Seloken/Toprol-XL	606	1	(5)	-	140	1	(3)	1
- roxadustat	336	1	22	23	75	1	17	14
- Andexxa	219	-	20	22	59	-	11	11
- Wainua	85	-	n/m	n/m	42	-	n/m	n/m
- Other CVRM	524	1	(24)	(22)	132	1	(9)	(7)
BioPharmaceuticals: R&I	7,876	15	23	25	2,127	14	27	28
- Symbicort	2,879	5	22	25	684	5	31	33
- Fasenra	1,689	3	9	9	471	3	12	12
- Breztri	978	2	44	46	257	2	29	29
- Pulmicort	682	1	(4)	(1)	164	1	(25)	(23)
- Tezspire	684	1	98	99	213	1	86	85
- Saphnelo	474	1	69	70	147	1	65	65
- Airsupra	66	-	>10x	>10x	25	-	>10x	>10x
- Other R&I	424	1	(10)	(9)	166	1	50	50
BioPharmaceuticals: V&I	1,462	3	8	8	651	4	58	55
- Beyfortus	722	1	>2x	>2x	403	3	>3x	>3x
- Synagis	447	1	(18)	(14)	101	1	(38)	(36)
- COVID-19 mAbs	31	-	(90)	(90)	-	-	(96)	(93)
- FluMist	258	-	14	10	149	1	7	3
- Other V&I	4	-	(68)	(68)	(2)	-	(86)	(88)
Rare Disease	8,768	16	13	16	2,377	16	21	22
- Ultomiris	3,924	7	32	34	1,089	7	32	33
- Soliris	2,588	5	(18)	(14)	543	4	(24)	(22)
- Strensiq	1,416	3	23	24	420	3	38	37
- Koselugo	631	1	91	96	265	2	>3x	>3x
- Kanuma	209	-	22	24	60	-	47	48
Other Medicines	1,097	2	(9)	(5)	254	2	(7)	(6)
- Nexium	886	2	(8)	(2)	201	1	(6)	(4)
- Others	211	-	(16)	(14)	53	-	(13)	(13)
Total	54,073	100	18	21	14,891	100	24	25

Table 5: Alliance Revenue
FY 2024			Q4 2024
	% Change			% Change
$m	Actual	CER	$m	Actual	CER
Enhertu	1,437	41	41	392	40	41
Tezspire	436	69	69	133	67	67
Beyfortus	237	>4x	>4x	161	>3x	>3x
Other royalty income	91	13	13	24	14	13
Other Alliance Revenue	11	12	11	4	57	52
Total	2,212	55	55	714	68	69

Table 6: Collaboration Revenue
FY 2024			Q4 2024
	% Change			% Change
$m	Actual	CER	$m	Actual	CER
Lynparza: sales milestones	600	>2x	>2x	600	>2x	>2x
Beyfortus: sales milestones	167	70	64	111	>4x	>3x
Koselugo: sales milestones	100	n/m	n/m	100	n/m	n/m
Farxiga: sales milestones	56	95	95	4	>5x	>5x
Others	-	n/m	n/m	-	n/m	n/m
Total	923	56	54	815	>2x	>2x

Table 7: Total Revenue by therapy area
FY 2024	Q4 2024
% Change	% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
Oncology	22,353	41	21	24	6,344	43	27	29
Biopharmaceuticals	21,855	40	19	21	5,916	40	23	24
CVRM	12,517	23	18	20	3,138	21	16	17
R&I	7,876	15	23	25	2,127	14	27	28
V&I	1,462	3	8	8	651	4	58	55
Rare Disease	8,768	16	13	16	2,377	16	21	22
Other Medicines	1,097	2	(9)	(5)	254	2	(7)	(6)
Total	54,073	100	18	21	14,891	100	24	25

Table 8: Total Revenue by region
FY 2024	Q4 2024
% Change	% Change
	$m	% Total	Actual	CER	$m	% Total	Actual	CER
US	23,235	43	22	22	6,532	44	28	28
Emerging Markets	13,675	25	14	22	3,134	21	13	19
China	6,413	12	9	11	1,364	9	(1)	(3)
Emerging Markets ex. China	7,262	13	18	32	1,770	12	26	42
Europe	12,188	23	27	26	3,948	27	37	35
Established ROW	4,975	9	(2)	3	1,277	9	1	2
Total	54,073	100	18	21	14,891	100	24	25

Oncology
Oncology Total Revenue of $22,353m in FY 2024 increased by 21% (24% at CER), representing 41% of overall Total Revenue (FY 2023: 40%). Collaboration Revenue was $600m in FY 2024 (FY 2023: $245m), from a sales-related milestone for Lynparza.

Tagrisso
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	6,580	2,763	1,755	1,301	761
Actual change	13%	21%	8%	16%	(3%)
CER change	16%	21%	16%	15%	4%

Region	Drivers and commentary
Worldwide	* Strong global demand for Tagrisso in adjuvant (ADAURA) and 1st-line settings (FLAURA, FLAURA-2)
US
* Continued demand growth in both the adjuvant and 1st-line settings and, early launch momentum in Stage III unresectable disease (LAURA), with additional favourability coming from improved affordability

Emerging Markets	* Encouraging demand growth, partially offset by year-end hospital budget dynamics in China in the fourth quarter
Europe	* Continued demand growth across adjuvant and 1st-line settings
Established RoW	* Strong demand growth in 1st-line settings with year-over-year comparison reflecting price reduction in Japan in June 2023

Imfinzi
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	4,717	2,603	479	948	687
Actual change	17%	20%	35%	28%	(8%)
CER change	21%	20%	59%	27%	(2%)

Region	Drivers and commentary
Worldwide	* Strong demand growth driven by HCC (HIMALAYA), BTC (TOPAZ-1), increased patient share in Stage IV NSCLC (POSEIDON), and extensive-stage SCLC (CASPIAN)
US	* Continued demand growth driven primarily by HCC and extensive-stage SCLC * Early growth signals from launches in early NSCLC (AEGEAN) and limited-stage SCLC (ADRIATIC)
Emerging Markets	* Strong demand growth driven across all approved indications, in particular BTC
Europe	* Growth driven by share gains in extensive-stage SCLC as well as new launches in HCC, BTC and NSCLC
Established RoW	* Increased demand in GI indications, offset by 25% and 11% mandatory price reductions in Japan effective from 1 February 2024 and 1 August 2024 respectively

Calquence

FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,129	2,190	153	656	130
Actual change	24%	21%	56%	33%	20%
CER change	25%	21%	79%	32%	22%

Region	Drivers and commentary
Worldwide	* Sustained BTKi leadership in front-line CLL (ELEVATE-TN)
US	* Growth driven by leading share of new patient starts in front-line CLL despite increased competitive pressure, with additional favourability coming from improved affordability
Europe	* Strong growth in front-line CLL, maintaining share of 1L new patient starts in competitive environment

Lynparza
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,672	1,332	655	1,432	253
Actual change	20%	6%	21%	46%	(10%)
CER change	22%	6%	30%	46%	(5%)

Region	Drivers and commentary
Worldwide
* Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume
* Collaboration Revenue $600m (FY 2023: $245m)

US	* Continued leadership within competitive PARP inhibitor class, with demand growth across all indications), and additional favourability coming from improved affordability
Emerging Markets	* Volume growth in China from increased share following inclusion of HRD-positive ovarian cancer (PAOLA-1) on NRDL with no price reduction effective 1 January 2024
Europe
* Growth driven by increased market share and additional launches in early breast cancer (OlympiA) and metastatic prostate cancer (PROpel)
* Recognised a $600m sales-related milestone payment, recorded as Collaboration Revenue in Q4 2024

Established RoW	* PARP class leadership maintained with year-over-year comparison reflecting 7.7% price reduction in Japan in November 2023

Enhertu
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,982	893	478	542	69
Actual change	54%	27%	88%	83%	>2x
CER change	58%	27%	>2x	82%	>2x

Region	Drivers and commentary
Worldwide
* Established standard of care in HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) metastatic breast cancer
* Encouraging early uptake, particularly in gynaecological indications following tumour-agnostic approval in April 2024 (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02)
* Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $3,754m in FY 2024 (FY 2023: $2,566m)

US
* US in-market sales, recorded by Daiichi Sankyo, amounted to $1,864m in FY 2024 (FY 2023: $1,472m)
* Some spontaneous use in chemotherapy-na●ve and HER2-ultralow populations following data presentation and New England Journal of Medicine publication (DESTINY-Breast06)

Emerging Markets	* Increased demand growth following Q1 2024 launch in HER2-positive and HER2-low metastatic breast cancer in China with some stock compensation[7] in Q4 2024 due to NRDL enlistment
Europe	* AstraZeneca's European revenue includes a mid single-digit percentage royalty on Daiichi Sankyo's sales in Japan, recorded as Alliance Revenue

Other Oncology medicines
FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Zoladex	1,097	11%	17%	* Strong underlying growth in China and Emerging Markets and moderate growth in Europe with reduced uptake in Japan
Imjudo	281	29%	31%	* Continued growth across markets
Truqap	430	>10x	>10x	* Strong demand growth with uptake in biomarker altered subgroup of HR+ HER2- metastatic breast cancer (CAPItello-291), some benefit in the US in Q4 2024 due to one-off launch stocking of blister pack
Orpathys	46	-	2%	* Demand in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations
Other Oncology	419	(19%)	(14%)	* Decline in Faslodex Total Revenue due to VBP implementation in China in March 2024 and generic erosion in Europe

BioPharmaceuticals
BioPharmaceuticals Total Revenue increased by 19% (21% at CER) in FY 2024 to $21,855m, representing 40% of overall Total Revenue (FY 2023: 40%).

BioPharmaceuticals - CVRM
CVRM Total Revenue increased by 18% (20% at CER) to $12,517m in FY 2024 and represented 23% of overall Total Revenue (FY 2023: 23%).

Farxiga
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	7,717	1,752	2,853	2,634	478
Actual change	29%	21%	29%	40%	6%
CER change	31%	21%	35%	39%	12%

Region	Drivers and commentary
Worldwide	* Continued volume growth in all major regions, driven by continued demand in heart failure and CKD * SGLT2 class growth underpinned by updated cardiorenal guidelines
US	* Growth driven by underlying demand in HFrEF and CKD and launch of an authorised generic in the first quarter of 2024
Emerging Markets	* Increased reimbursement in ex-China Emerging Markets supporting growth despite entry of generic competition in some markets * Q4 2024 sales in China impacted by year-end hospital budget dynamics
Europe	* Continued strong class growth and market share gains
Established RoW	* Continued demand growth partially offset by generic competition in Canada * In Japan, AstraZeneca sells to collaborator Ono Pharmaceutical Co., Ltd, which records in-market sales

Other CVRM medicines

FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Brilinta	1,333	1%	2%	* Continued sales growth in Emerging Markets, offset partly by decline in Established RoW driven by generic competition in Canada
Crestor	1,155	4%	8%	* Continued sales growth in Emerging Markets, decline in other regions
Seloken	606	(5%)	-	* Growth in ex-China Emerging Markets offsetting declines in most other major regions
Lokelma Roxadustat	542 336	32% 22%	34% 23%	* Strong growth in all major regions, particularly in Europe and Emerging Markets * Continued patient and volume growth
Andexxa	219	20%	22%	* Growth in year
Wainua	85	n/m	n/m	* Continued strong US launch momentum
Other CVRM	524	(24%)	(22%)

BioPharmaceuticals - R&I
Total Revenue of $7,876m from R&I medicines increased 23% (25% at CER) and represented 15% of overall Total Revenue (FY 2023: 14%).

Fasenra
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,689	1,049	92	404	144
Actual change	9%	6%	44%	14%	1%
CER change	9%	6%	55%	13%	6%

Region	Drivers and commentary
Worldwide	* Expanded severe asthma market share leadership in IL-5 class across major markets
US	* Sustained double-digit volume growth, partially offset by channel mix
Emerging Markets	* Continued strong demand growth driven by launch acceleration across key markets
Europe	* Sustained leadership in severe eosinophilic asthma
Established RoW	* In Japan, maintained class leadership in a broadly stable market

Breztri
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	978	516	245	143	74
Actual change	44%	35%	52%	78%	41%
CER change	46%	35%	57%	77%	47%

Region	Drivers and commentary
Worldwide	* Fastest growing triple medicine within the expanding FDC triple class
US	* Consistent share growth within the expanding FDC triple class
Emerging Markets
* Maintained market share leadership in China with strong FDC triple class penetration
* Demand in fourth quarter in China impacted by low rates of respiratory viral infections
* Further expansion with launches in additional geographies

Europe	* Sustained growth across markets driven by new launches
Established RoW	* Increased market share in Japan

Tezspire
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	684	436	11	156	81
Actual change	98%	67%	>8x	>3x	>2x
CER change	99%	67%	>8x	>3x	>2x

Region	Drivers and commentary
Worldwide	* Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $1,219m in FY 2024 (FY 2023: $653m)
US	* Continued strong volume growth YoY, with majority of patients new-to-biologics
Europe	* Achieved and maintained new-to-brand leadership across multiple markets, new launches continue to progress
Established RoW	* Sustained market share growth in Japan and other major geographies, with continued launches

Symbicort

FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,879	1,187	805	559	328
Actual change	22%	63%	7%	2%	(2%)
CER change	25%	63%	16%	1%	-

Region	Drivers and commentary
Worldwide	* Symbicort remained the global market leader within a stable ICS/LABA class
US	* Continued strong demand for the authorised generic and favourable channel mix
Emerging Markets	* Sustained demand growth across markets in Ex-China regions * Demand in fourth quarter in China impacted by low rates of respiratory viral infections
Europe	* Continued growth within mild asthma in some markets partially offset generic erosion and a slowing overall market
Established RoW	* Continued generic erosion in Japan

Other R&I medicines
FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Pulmicort	682	(4%)	(1%)	* Emerging Markets are >80% of Pulmicort revenues * Emerging Markets declined 23% (21% at CER) in the fourth quarter due to low rates of seasonal respiratory viral infections in China
Saphnelo	474	69%	70%	* Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Established RoW
Airsupra	66	>10x	>10x	* Strong US launch momentum and volume uptake. Revenue in the period continues to reflect patient introductory discounts as access continues to build
Other R&I	424	(10%)	(9%)	* Continued generic competition

BioPharmaceuticals - V&I
Total Revenue from V&I medicines increased by 8% to $1,462m (FY 2023: $1,357m) and represented 3% of overall Total Revenue (FY 2023: 3%).

V&I medicines
FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Beyfortus	722	>2x	>2x
* Growth driven by increased demand and expanded production capacity
* Product Sales recognises AstraZeneca's sales of manufactured Beyfortus product to Sanofi
* Alliance Revenue recognises AstraZeneca's 50% share of gross profits on sales of Beyfortus in major markets outside the US, and 25% of brand revenues in rest of world markets
* AstraZeneca has no participation in US profits or losses

Synagis	447	(18%)	(14%)	* Synagis demand decreased following rapid adoption of Beyfortus
COVID-19 mAbs	31	(90%)	(90%)	* Decline in Evusheld sales and Collaboration Revenue (Total Revenue FY 2023: $312m)
FluMist	258	14%	10%	* Demand growth across key markets, in particular Europe, and benefit from earlier start in flu season compared to prior year
Other V&I	4	(68%)	(68%)	* Decline in Vaxzevria sales (FY 2023: $11m)

Rare Disease
Total Revenue from Rare Disease medicines increased by 13% (16% at CER) in FY 2024 to $8,768m, representing 16% of overall Total Revenue (FY 2023: 17%).  Koselugo Collaboration Revenue was $100m in FY 2024 (FY 2023: $0m) reflecting achievement of sales milestone. Product Sales increased by 12% (14% at CER) in FY 2024 to $8,668m.

Ultomiris
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	3,924	2,261	141	884	638
Actual change	32%	29%	100%	32%	34%
CER change	34%	29%	>2x	31%	43%

Region	Drivers and commentary
Worldwide
* Growth due to increased use in neurology, geographic expansion, further patient demand and conversion from Soliris
* Ultomiris Total Revenue includes sales of Voydeya, which is approved as an add-on treatment to Ultomiris and Soliris for the 10-20% of PNH patients who experience clinically significant EVH

US	* Strong growth in patient demand in gMG (CHAMPION-MG) and NMOSD (CHAMPION-NMOSD), both new-to-branded medicines, as well as continued conversion from Soliris
Emerging Markets	* Expansion into new markets and growth in patient demand
Europe	* Strong demand growth following recent launches, particularly from neurology indications, conversion from Soliris
Established RoW	* Continued conversion from Soliris and strong demand following new launches

Soliris
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	2,588	1,523	443	416	206
Actual change	(18%)	(12%)	4%	(38%)	(35%)
CER change	(14%)	(12%)	34%	(38%)	(32%)

Region	Drivers and commentary
Worldwide	* Decline driven by successful conversion of patients from Soliris to Ultomiris
Emerging Markets	* Growth driven by patient demand
Europe	* Decline driven by successful conversion from Soliris to Ultomiris and biosimilar erosion in PNH and aHUS

Strensiq
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	1,416	1,167	54	99	96
Actual change	23%	25%	33%	11%	12%
CER change	24%	25%	43%	10%	18%

Region	Drivers and commentary
Worldwide	* Growth driven by strong patient demand and geographic expansion
Emerging Markets	* Q4 2024 benefitted from favourable timing of tender orders

Koselugo
FY 2024, $m	Worldwide	US	Emerging Markets	Europe	Established RoW
Total Revenue	631	212	177	203	39
Actual change	91%	9%	>3x	>3x	62%
CER change	96%	9%	>3x	>3x	73%

Region	Drivers and commentary
Worldwide	* Growth driven by strong patient demand and geographic expansion
Europe	* Total Revenue includes $100m Collaboration Revenue booked in Q4 2024 from achievement of sales-based milestone
Emerging Markets	* Growing demand following new approvals and reimbursements, Q4 2024 benefitted from favourable timing of tender orders

Other Rare Disease medicines
FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Kanuma	209	22%	24%	* Continued global demand

Other medicines (outside the main therapy areas)
FY 2024	Change
Total Revenue	$m	Actual	CER	Drivers and commentary
Nexium	886	(8%)	(2%)	* Growth in Emerging Markets, which now accounts for two-thirds of Nexium revenue, offset by generic erosion in other markets
Others	211	(16%)	(14%)	* Continued impact of generic competition

Financial performance
Table 9: Reported Profit and Loss

FY 2024	FY 2023	% Change	Q4 2024	Q4 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Total Revenue	54,073	45,811	18	21	14,891	12,024	24	25
- Product Sales	50,938	43,789	16	19	13,362	11,323	18	19
- Alliance Revenue	2,212	1,428	55	55	714	424	68	69
- Collaboration Revenue	923	594	56	54	815	277	>2x	>2x
Cost of sales	(10,207)	(8,268)	23	25	(2,725)	(2,308)	18	16
Gross profit	43,866	37,543	17	20	12,166	9,716	25	27
Distribution expense	(555)	(539)	3	5	(143)	(145)	(1)	1
R&D expense	(13,583)	(10,935)	24	25	(4,677)	(3,073)	52	52
SG&A expense	(19,977)	(19,216)	4	5	(5,410)	(5,371)	1	1
Other operating income & expense	252	1,340	(81)	(81)	100	107	(7)	(6)
Operating profit	10,003	8,193	22	32	2,036	1,234	65	79
Net finance expense	(1,284)	(1,282)	-	(3)	(365)	(337)	9	8
Joint ventures and associates	(28)	(12)	>2x	>2x	(5)	-	n/m	n/m
Profit before tax	8,691	6,899	26	38	1,666	897	86	>2x
Taxation	(1,650)	(938)	76	92	(166)	62	>4x	>4x
Tax rate	19%	14%			10%	-7%
Profit after tax	7,041	5,961	18	29	1,500	959	56	71
Earnings per share	$4.54	$3.84	18	29	$0.97	$0.62	56	71

Table 10: Reconciliation of Reported Profit before tax to EBITDA
FY 2024	FY 2023	% Change	Q4 2024	Q4 2023	% Change
	$m	$m	Actual	CER	$m	$m	Actual	CER
Reported Profit before tax	8,691	6,899	26	38	1,666	897	86	>2x
Net finance expense	1,284	1,282	-	(3)	365	337	9	8
Joint ventures and associates	28	12	>2x	>2x	5	-	n/m	n/m
Depreciation, amortisation and impairment	6,688	5,387	24	24	2,337	1,327	76	76
EBITDA	16,691	13,580	23	29	4,373	2,561	71	77

Table 11: Reconciliation of Reported to Core financial measures: FY 2024[8]
FY 2024	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	Core % Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	43,866	569	32	5	44,472	18	20
Product Sales Gross Margin	80%				81%	-1pp	-
Distribution expense	(555)	-	-	-	(555)	3	5
R&D expense	(13,583)	275	1,090	7	(12,211)	19	19
% of Total Revenue	25%				23%	-	-
SG&A expense	(19,977)	312	4,286	351	(15,028)	9	11
% of Total Revenue	37%				28%	+2pp	+2pp
Total operating expense	(34,115)	587	5,376	358	(27,794)	13	14
Other operating income & expense	252	(2)	-	-	250	(81)	(81)
Operating profit	10,003	1,154	5,408	363	16,928	16	22
Operating Margin	18%				31%	-	-
Net finance expense	(1,284)	-	-	115	(1,169)	19	15
Taxation	(1,650)	(219)	(1,044)	(88)	(3,001)	31	38
EPS	$4.54	$0.60	$2.82	$0.25	$8.21	13	19

Table 12: Reconciliation of Reported to Core financial measures: Q4 20248
Q4 2024	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	Core % Change
	$m	$m	$m	$m	$m	Actual	CER
Gross profit	12,166	(86)	8	1	12,089	24	26
Product Sales Gross Margin	80%				79%	-1pp	-
Distribution expense	(143)	-	-	-	(143)	(1)	1
R&D expense	(4,677)	54	1,052	(2)	(3,573)	23	22
% of Total Revenue	31%				24%	-	+1pp
SG&A expense	(5,410)	132	943	60	(4,275)	6	7
% of Total Revenue	36%				29%	+5pp	+5pp
Total operating expense	(10,230)	186	1,995	58	(7,991)	13	13
Other operating income & expense	100	-	-	1	101	(7)	(6)
Operating profit	2,036	100	2,003	60	4,199	53	58
Operating Margin	14%				28%	+5pp	+6pp
Net finance expense	(365)	-	-	55	(310)	20	20
Taxation	(166)	(30)	(423)	(21)	(640)	>2x	>2x
EPS	$0.97	$0.05	$1.02	$0.05	$2.09	44	49

Profit and Loss drivers
Gross profit
‒    The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue
‒    The change in Product Sales Gross Margin (Reported and Core) in FY 2024 was impacted by:
‒      Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin
‒      Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Product Sales Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The growth in Beyfortus also has a dilutive impact on Product Sales Gross Margin, as AstraZeneca records its sales of manufactured product to its distribution partner Sanofi as Product Sales; those have a lower Product Sales Gross Margin than the Company average
‒      Dilutive effects from geographic mix. In Emerging Markets, the Product Sales Gross Margin tends to be below the Company average
‒      The reported Product Sales Gross Margin included inventory and related contract provisions of $529m related to Andexxa, which was part of the PAAGR restructuring program (see Note 2 in the Notes to the Condensed consolidated financial statements section)
‒    Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects

R&D expense
‒    The change in R&D expense (Reported and Core) in the period was impacted by:
‒      Positive data read-outs for high value pipeline opportunities that have ungated late-stage trials
‒      Investment in platforms, new technology and capabilities to enhance R&D capabilities
‒      Addition of R&D projects following completion of previously announced business development activity including Icosavax, Gracell, Fusion and Amolyt
‒    The change in Reported R&D expense was also impacted by intangible asset impairments in the year, including $753m recorded against the vemircopan (ALXN2050) intangible asset

SG&A expense
 ‒    The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches and to support continued growth in existing brands
‒    The Reported SG&A expense included impairment charges of $504m recorded against the Andexxa intangible asset

Other operating income and expense
‒    In the prior year period, Other operating income and expense included a $241m gain on disposal of the US rights to Pulmicort Flexhaler and a $712m gain relating to updated contractual arrangements for Beyfortus

Net finance expense
‒    Core Net finance expense increased 19% (15% increase at CER) due to the increased level of debt and new debt issued at higher interest rates

Taxation
‒    The effective Reported and Core Tax rate for the twelve months to 31 December 2024 was 19% (FY 2023: 14% and 17% respectively)
‒    The cash tax paid for the twelve months to 31 December 2024 was $2,750m (2023: $2,366m), representing 32% of Reported Profit before tax (2023: 34%)

Dividends
‒    A second interim dividend of $2.10 per share (168.0 pence, 22.96 SEK) has been declared, resulting in a full-year dividend per share of $3.10 (245.6 pence, 33.75 SEK)
‒    Dividend payments are normally paid as follows:
‒    First interim dividend - announced with half-year and second-quarter results and paid in September
‒    Second interim dividend - announced with full-year and fourth-quarter results and paid in March
‒    Provisional dates for the 2024 second interim dividend: ex-dividend 20 February 2025, record date 21 February 2025, payable on 24 March 2025.

Table 13: Cash Flow summary
	FY 2024	FY 2023	Change
	$m	$m	$m
Reported Operating profit	10,003	8,193	1,810
Depreciation, amortisation and impairment	6,688	5,387	1,301
Movement in working capital and short-term provisions	(893)	300	(1,193)
Gains on disposal of intangible assets	(64)	(251)	187
Fair value movements on contingent consideration arising from business combinations	311	549	(238)
Non-cash and other movements	(121)	(386)	265
Interest paid	(1,313)	(1,081)	(232)
Taxation paid	(2,750)	(2,366)	(384)
Net cash inflow from operating activities	11,861	10,345	1,516
Net cash inflow before financing activities	3,881	6,281	(2,400)
Net cash outflow from financing activities	(3,996)	(6,567)	2,571

The change in Net cash inflow before financing activities of $2,400m is primarily driven by Acquisitions of subsidiaries, net of cash acquired of $2,771m, and relates to the acquisition of Gracell Biotechnologies, Inc. for $774m and acquisition of Fusion Pharmaceuticals Inc., for $1,997m as compared to the acquisition of Neogene Therapeutics, Inc. for $189m in FY 2023.
The decrease in Net cash outflow from financing activities of $2,571m is primarily driven by increased issuance of long-term loans of $6,492m in the period compared to $3,816m issued in the comparative period.

Capital expenditure
Capital expenditure on tangible assets and Software-related intangible assets amounted to $2,218m in FY 2024 (FY 2023: $1,516m). The increase of capital expenditure in 2024 was driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Table 14: Net debt summary
	At 31 Dec 2024	At 31 Dec 2023
	$m	$m
Cash and cash equivalents	5,488	5,840
Other investments	166	122
Cash and investments	5,654	5,962
Overdrafts and short-term borrowings	(330)	(515)
Lease liabilities	(1,452)	(1,128)
Current instalments of loans	(2,007)	(4,614)
Non-current instalments of loans	(26,506)	(22,365)
Interest-bearing loans and borrowings (Gross debt)	(30,295)	(28,622)
Net derivatives	71	150
Net debt	(24,570)	(22,510)

Net debt increased by $2,060m in the twelve months to 31 December 2024 to $24,570m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Summarised financial information for guarantee of securities of subsidiaries
AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance USD Notes"). Each series of AstraZeneca Finance USD Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.
The AstraZeneca Finance USD Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance USD Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance USD Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance USD Notes.
AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.
Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F as filed with the SEC and information contained herein for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance USD Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.
Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Capital allocation
The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy. In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. In FY 2025, the Company intends to increase the annual dividend per share declared to $3.20 per share.
Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.
In FY 2024, capital expenditure on tangible assets and Software-related intangible assets amounted to $2,218m. In FY 2025 the Company expects to increase expenditure on tangible assets and Software-related intangible assets by approximately 50%, driven by manufacturing expansion projects and investments in systems and technology.

Table 15: Obligor group summarised Statement of comprehensive income
	FY 2024	FY 2023
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	(34)	(34)
Loss for the period	(1,182)	(976)
Transactions with subsidiaries that are not issuers or guarantors	1,661	15,660

Table 16: Obligor group summarised Statement of financial position

	At 31 Dec 2024	At 31 Dec 2023
	$m	$m
Current assets	54	5
Non-current assets	-	-
Current liabilities	(2,347)	(4,856)
Non-current liabilities	(26,603)	(22,239)
Amounts due from subsidiaries that are not issuers or guarantors	18,272	18,421
Amounts due to subsidiaries that are not issuers or guarantors	-	-

Foreign exchange
The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge. In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 17: Currency sensitivities
The Company provides the following information on currency sensitivity:

		Average rates vs. USD					Annual impact ($m) of 5% weakening vs USD (FY 2025 average rate vs. FY 2024 average) [9]
Currency	Primary Relevance	FY 2024[10]	YTD 2025[11]	Change (%)	Jan 31 2025[12]	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.92	0.97	(4)	0.96	(4)	(461)	(232)
CNY	Total Revenue	7.21	7.32	(2)	7.30	(1)	(313)	(171)
JPY	Total Revenue	151.46	156.52	(3)	154.70	(2)	(179)	(121)
Other[13]							(557)	(289)
GBP	Operating expense	0.78	0.81	(3)	0.80	(3)	(68)	124
SEK	Operating expense	10.57	11.09	(5)	11.02	(4)	(9)	69

Sustainability

AstraZeneca was recognised by TIME as one of the World's Best Companies in Sustainable Growth 2025, for its strong financial and environmental performance.

Access to healthcare
‒  AstraZeneca ranked fifth overall in the Access to Medicine Index (ATMI) 2024, an independent ranking of 20 of the world's largest pharmaceutical companies evaluating efforts to improve access to medicines in low and middle-income countries. AstraZeneca was ranked fourth in both Governance of Access and Product Delivery, with ATMI recognising the Company's best practice in reporting outcomes for its access strategies across different countries' income classifications. The Company also performed well in Research and Development, having the largest pipeline for non-communicable diseases of all companies in scope
‒  By end of December 2024, the Company's flagship Healthy Heart Africa programme had conducted more than 67.4 million blood pressure screenings, identifying more than 12.9 million people with elevated blood pressure, and diagnosing more than 5.3 million with high blood pressure, since launch in 2014
‒  The Company convened an event on health equity for investors and analysts in November that detailed AstraZeneca's health equity strategy, which is embedded from the Company's science through to healthcare delivery and community engagement
‒  AstraZeneca also convened the second meeting of its Global Health Equity Advisory Board, a group of 15 external stakeholders with representation from 11 countries, to advise on the Company's approach to help improve equitable health outcomes globally
‒  In November, the Company held its first lung health expert summit in Philadelphia, US, bringing together medical experts and non-governmental organisations (NGOs) to build alignment and consensus on more integrated and equitable service models for patients with lung diseases
‒  During the fourth quarter of 2024, the Partnership for Health System Sustainability and Resilience (PHSSR) launched three new country reports at engagements with ministerial representation in Egypt, Malaysia and India. The first PHSSR EU Expert Advisory Group workshop on sustainable healthcare financing also took place, focusing on how to prioritise funding for healthcare to improve patient access and outcomes, and enhance innovation
‒  The Young Health Programme (YHP) won Community Partnership of the Year at the SCRIP Awards, in partnership with UNICEF. Now active in 41 countries, in 2024 the YHP directly reached 4.5 million young people, trained more than 140,000 people and engaged more than 3,500 employee volunteers

Environmental protection
‒   At the end of 2024, the Company's cumulative reduction in Scope 1 and 2 greenhouse gas (GHG) emissions was 77.5% from the 2015 baseline
‒    Insights from CEO Pascal Soriot on climate risks and opportunities were featured in a report from the World Economic Forum Alliance of CEO Climate Leaders on The Cost of Inaction: A CEO Guide to Navigating Climate Risk
‒    EVP Global Operations & IT and Chief Sustainability Officer Pam Cheng was recognised on the TIME100 Climate 2024 list as a global climate leader
‒    Reducing the carbon impact of pressurised metered dose inhalers is a key product-related element of AstraZeneca's Ambition Zero Carbon strategy. Regulatory filings for Breztri/Trixeo Aerosphere with an innovative, next-generation propellant, with 99.9% lower Global Warming Potential than propellants used in currently available inhaled medicines, were submitted to the European Medicines Agency, in China, the UK and other countries
‒    Continued transition to electronic product information (ePI), including in Brazil, where AstraZeneca helped launch the consultation for a paperless pilot in partnership with the national regulator. In the EU, the Company supported a workshop at the EU Patient Safety Conference 2024, building on the upcoming introduction of ePI proposed in the revised EU General Pharmaceutical Legislation
‒    In December, AstraZeneca became the first organisation to achieve the new My Green Lab 2.0 Certification. The Company has over 129 lab spaces certified in 15 countries, and 91 achieved the highest level of certification - Green. My Green Lab is a key measure of progress recognised by the United Nations Race to Zero campaign

Ethics and transparency
‒    In October 2024, AstraZeneca launched its annual mandatory Code of Ethics awareness training, reminding employees of the Company's commitment to high ethical standards across the enterprise. The training uses real-world scenarios and provides a new Ethical Decision Making Model tool to help employees think through ethical dilemmas
‒    The Company highlighted its Values on Global Ethics Day in October through a range of global and local engagements. Employees were also invited to complete the 2024 Global Ethics Survey to share their perspectives on how the Company's Values are embedded
‒    The Company's annual 'Pulse' employee survey results published in December 2024, showing that 87% of employees worldwide understand how they can contribute to AstraZeneca's sustainability priorities

Research and development
This section covers R&D events and milestones that have occurred since the prior results announcement on 12 November 2024, up to and including events on 5 February 2025.
A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology
AstraZeneca presented new data across its diverse portfolio of cancer medicines at two major medical congresses since the prior results announcement: the American Society of Hematology 66th Annual Meeting and Exposition and the San Antonio Breast Cancer Symposium 2024. Across the two meetings, more than 100 abstracts were presented featuring 18 approved and potential new medicines including 11 oral presentations.

Tagrisso
Event		Commentary
Approval	Europe
For the treatment of adult patients with locally advanced, unresectable NSCLC whose tumours have EGFR exon 19 deletions or exon 21 (L858R) substitution mutations and whose disease has not progressed during or following platinum-based chemoradiation therapy. (LAURA, December 2024)

Approval	China
For locally advanced, unresectable (stage III) NSCLC whose tumours have EGFR exon 19 deletion or exon 21 (L858R) substitution mutation and whose disease has not progressed during or following platinum-based chemoradiation therapy. (New disclosure, LAURA, January 2025)

Phase III trial readout	NeoADAURA
Tagrisso with or without chemotherapy demonstrated a statistically significant and  clinically meaningful improvement in the primary endpoint of major pathologic response compared to neoadjuvant chemotherapy alone for patients with resectable, early-stage (II, IIIA and IIIB) EGFRm NSCLC. There was also an improvement in pathologic complete response and an early trend to event free survival improvement vs neoadjuvant chemotherapy alone. The safety and tolerability profiles for Tagrisso monotherapy and in combination with chemotherapy, were consistent with the established profiles of each product. The data will be presented at a forthcoming medical meeting. (New disclosure, Q4 2024)

Imfinzi and Imjudo
Event		Commentary
Approval	Japan	For advanced or recurrent endometrial cancer. (New disclosure, DUO-E, November 2024)
Approval	US	For limited-stage small cell lung cancer whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy. (ADRIATIC, December 2024)
Priority Review	US	For the treatment of patients with muscle-invasive bladder cancer. (NIAGARA, December 2024)
CHMP Opinion	EU	Recommended for approval for limited-stage small cell lung cancer whose disease has not progressed following platinum-based chemoradiation therapy. (ADRIATIC, January 2025)

Lynparza
Event		Commentary
Approval	Japan
For maintenance treatment after treatment with platinum-based chemotherapy in combination with Imfinzi (genetical recombination) in advanced or recurrent endometrial cancer with pMMR. (New disclosure, DUO-E, November 2024)

Phase III presentation: SABCS	OlympiA
At a median follow-up of 6.1 years in eligible patients, who had completed local treatment and standard neoadjuvant or adjuvant chemotherapy, results showed Lynparza reduced the risk of death by 28% (HR 0.72; 95% CI 0.56-0.93) versus placebo. In addition, 87.5% of patients treated with Lynparza remained alive versus 83.2% of those on placebo. (December 2024)

Approval	China
For the adjuvant treatment of deleterious or suspected deleterious gBRCAm, HER2-negative high risk early breast cancer who have been treated with neoadjuvant or adjuvant chemotherapy. (New disclosure, OlympiA, December 2024)

Enhertu
Event		Commentary
Approval	US
For unresectable or metastatic HR-positive, HER2-low (IHC 1+ or IHC 2+/ISH-) or HER2-ultralow (IHC 0 with membrane staining) breast cancer, as determined by a FDA-approved test, that has progressed on one or more endocrine therapies in the metastatic setting. (DESTINY-Breast06, January 2026)

Calquence
Event		Commentary
Phase III presentation: ASH	AMPLIFY
Calquence plus venetoclax reduced the risk of disease progression or death by 35% compared to standard-of-care chemoimmunotherapy (HR 0.65; 95% CI 0.49-0.87; p=0.0038). Calquence plus venetoclax with obinutuzumab demonstrated a 58% reduction in the risk of disease progression or death compared to standard-of-care chemoimmunotherapy (HR 0.42; 95% CI 0.30-0.59; p<0.0001). Median PFS was not reached for either experimental arm versus median PFS of 47.6 months for chemoimmunotherapy. (December 2024)

Approval	Japan	Calquence tablets 100 mg for chronic lymphocytic leukaemia (including small lymphocytic lymphoma) (New disclosure, December 2024)
Approval	US
Calquence in combination with bendamustine and rituximab for patients with previously untreated mantle cell lymphoma who are ineligible for autologous hematopoietic stem cell transplantation. (ECHO, January 2024)

Truqap
Event		Commentary
Phase III trial readout	CAPItello-281
Truqap in combination with abiraterone and androgen deprivation therapy  demonstrated a statistically significant and clinically meaningful improvement in the primary endpoint of radiographic PFS versus abiraterone and ADT with placebo in patients with PTEN-deficient de novo metastatic hormone-sensitive prostate cancer. (November 2024)

Datroway (datopotamab deruxtecan)
Event		Commentary
Regulatory update	Europe	Voluntary withdrawal of marketing authorisation application for the treatment of adult patients with locally advanced or metastatic non-squamous NSCLC. (TROPION-Lung01, December 2024)
Approval	Japan
For unresectable or metastatic HR-positive, HER2-negative breast cancer who have received prior endocrine-based therapy and chemotherapy for unresectable or metastatic disease. (New disclosure, TROPION-Breast01, December 2025)

Priority Review	US	For locally advanced or metastatic EGFRm NSCLC who have received prior systemic therapies, including an EGFR-directed therapy. (TROPION-Lung05, TROPION-Lung01, TROPION-PanTumor01, January 2025)
Approval	US
For unresectable or metastatic HR-positive, HER2-negative breast cancer who have received prior endocrine-based therapy and chemotherapy for unresectable or metastatic disease. (TROPION-Breast01, January 2025)

CHMP opinion	EU
Recommended for approval for unresectable or metastatic HR-positive, HER2-negative breast cancer who have received endocrine therapy and at least an additional line of chemotherapy in the advanced setting. (New disclosure, TROPION-Breast01, January 2025)

Orpathys
Event		Commentary
Approval	China	For locally advanced or metastatic non-small cell lung cancer with MET exon 14 skipping alteration. (New disclosure, NCT04923945, January 2025)

BioPharmaceuticals - CVRM

Andexxa
Event		Commentary
Regulatory update	US	The US FDA issued a CRL regarding the supplemental Biologics License Application to convert Andexxa to traditional approval. (November 2024)

BioPharmaceuticals - R&I

Breztri
Event		Commentary
Regulatory submission	NGP	Regulatory submissions for Breztri with the next-generation propellant have been accepted in the UK and China. (New disclosure, November 2024, December 2024)

Fasenra
Event		Commentary
Approval	Japan	For the treatment of adult patients with eosinophilic granulomatosis with polyangiitis. (New disclosure, MANDARA, December 2024)
Approval	Europe	As an add-on treatment for adult patients with relapsing or refractory eosinophilic granulomatosis with polyangiitis. (New disclosure, MANDARA, October 2024)

BioPharmaceuticals - V&I

Kavigale
Event		Commentary
Approval	Japan	For the pre-exposure prophylaxis (prevention) of COVID-19 in immune-compromised individuals aged 12 years or older. (New disclosure, SUPERNOVA, December 2024)
Approval	Europe	For the pre-exposure prophylaxis (prevention) of COVID-19 in immune-compromised individuals aged 12 years or older. (New disclosure, SUPERNOVA, January 2025)

Condensed consolidated financial statements

Table 18: Condensed consolidated statement of comprehensive income: FY 2024
For the twelve months ended 31 December	2024	2023
	$m	$m
Total Revenue	54,073	45,811
Product Sales	50,938	43,789
Alliance Revenue	2,212	1,428
Collaboration Revenue	923	594
Cost of sales	(10,207)	(8,268)
Gross profit	43,866	37,543
Distribution expense	(555)	(539)
Research and development expense	(13,583)	(10,935)
Selling, general and administrative expense	(19,977)	(19,216)
Other operating income and expense	252	1,340
Operating profit	10,003	8,193
Finance income	458	344
Finance expense	(1,742)	(1,626)
Share of after tax losses in associates and joint ventures	(28)	(12)
Profit before tax	8,691	6,899
Taxation	(1,650)	(938)
Profit for the period	7,041	5,961
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	80	(406)
Net gains on equity investments measured at fair value through other comprehensive income	139	278
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	12	(6)
Tax on items that will not be reclassified to profit or loss	(43)	101
	188	(33)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(957)	608
Foreign exchange arising on designated liabilities in net investment hedges	(122)	24
Fair value movements on cash flow hedges	(129)	266
Fair value movements on cash flow hedges transferred to profit and loss	177	(145)
Fair value movements on derivatives designated in net investment hedges	39	44
Costs of hedging	(21)	(19)
Tax on items that may be reclassified subsequently to profit or loss	25	(12)
	(988)	766
Other comprehensive (expense)/income, net of tax	(800)	733
Total comprehensive income for the period	6,241	6,694
Profit attributable to:
Owners of the Parent	7,035	5,955
Non-controlling interests	6	6
	7,041	5,961
Total comprehensive income attributable to:
Owners of the Parent	6,236	6,688
Non-controlling interests	5	6
	6,241	6,694
Basic earnings per $0.25 Ordinary Share	$4.54	$3.84
Diluted earnings per $0.25 Ordinary Share	$4.50	$3.81
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,563	1,562

Table 19: Condensed consolidated statement of comprehensive income: Q4 2024
For the quarter ended 31 December
	2024	2023
	$m	$m
Total Revenue	14,891	12,024
Product Sales	13,362	11,323
Alliance Revenue	714	424
Collaboration Revenue	815	277
Cost of sales	(2,725)	(2,308)
Gross profit	12,166	9,716
Distribution expense	(143)	(145)
Research and development expense	(4,677)	(3,073)
Selling, general and administrative expense	(5,410)	(5,371)
Other operating income and expense	100	107
Operating profit	2,036	1,234
Finance income	64	108
Finance expense	(429)	(445)
Share of after tax losses in associates and joint ventures	(5)	-
Profit before tax	1,666	897
Taxation	(166)	62
Profit for the period	1,500	959
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	(56)	(405)
Net (losses)/gains on equity investments measured at fair value through other comprehensive income	(125)	233
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	(11)
Tax on items that will not be reclassified to profit or loss	7	101
	(174)	(82)
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(1,500)	809
Foreign exchange arising on designated liabilities in net investment hedges	(38)	87
Fair value movements on cash flow hedges	(87)	204
Fair value movements on cash flow hedges transferred to profit and loss	176	(173)
Fair value movements on derivatives designated in net investment hedges	26	(3)
Costs of hedging	(23)	(16)
Tax on items that may be reclassified subsequently to profit or loss	9	(5)
	(1,437)	903
Other comprehensive (expense)/income, net of tax	(1,611)	821
Total comprehensive (expense)/income for the period	(111)	1,780
Profit attributable to:
Owners of the Parent	1,500	960
Non-controlling interests	-	(1)
	1,500	959
Total comprehensive income attributable to:
Owners of the Parent	(110)	1,781
Non-controlling interests	(1)	(1)
	(111)	1,780
Basic earnings per $0.25 Ordinary Share	$0.97	$0.62
Diluted earnings per $0.25 Ordinary Share	$0.96	$0.62
Weighted average number of Ordinary Shares in issue (millions)	1,550	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,562	1,561

Table 20: Condensed consolidated statement of financial position
	At 31 Dec 2024	At 31 Dec 2023
	$m	$m
Assets Non-current assets
Property, plant and equipment	10,252	9,402
Right-of-use assets	1,395	1,100
Goodwill	21,025	20,048
Intangible assets	37,177	38,089
Investments in associates and joint ventures	268	147
Other investments	1,632	1,530
Derivative financial instruments	182	228
Other receivables	930	803
Deferred tax assets	5,347	4,718
	78,208	76,065
Current assets
Inventories	5,288	5,424
Trade and other receivables	12,972	12,126
Other investments	166	122
Derivative financial instruments	54	116
Income tax receivable	1,859	1,426
Cash and cash equivalents	5,488	5,840
	25,827	25,054
Total assets	104,035	101,119
Liabilities Current liabilities
Interest-bearing loans and borrowings	(2,337)	(5,129)
Lease liabilities	(339)	(271)
Trade and other payables	(22,465)	(22,374)
Derivative financial instruments	(50)	(156)
Provisions	(1,269)	(1,028)
Income tax payable	(1,406)	(1,584)
	(27,866)	(30,542)
Non-current liabilities
Interest-bearing loans and borrowings	(26,506)	(22,365)
Lease liabilities	(1,113)	(857)
Derivative financial instruments	(115)	(38)
Deferred tax liabilities	(3,305)	(2,844)
Retirement benefit obligations	(1,330)	(1,520)
Provisions	(921)	(1,127)
Income tax payable	(238)	-
Other payables	(1,770)	(2,660)
	(35,298)	(31,411)
Total liabilities	(63,164)	(61,953)
Net assets	40,871	39,166

Share capital	388	388
Share premium account	35,226	35,188
Other reserves	2,012	2,065
Retained earnings	3,160	1,502
	40,786	39,143
Non-controlling interests	85	23
Total equity	40,871	39,166

Table 21: Condensed consolidated statement of changes in equity
	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	5,955	5,955	6	5,961
Other comprehensive income	-	-	-	733	733	-	733
Transfer to other reserves	-	-	(4)	4	-	-	-
Transactions with owners
Dividends	-	-	-	(4,487)	(4,487)	-	(4,487)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	1	33	-	-	34	-	34
Share-based payments charge for the period	-	-	-	579	579	-	579
Settlement of share plan awards	-	-	-	(708)	(708)	-	(708)
Net movement	1	33	(4)	2,076	2,106	2	2,108
At 31 Dec 2023	388	35,188	2,065	1,502	39,143	23	39,166

At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	7,035	7,035	6	7,041
Other comprehensive expense	-	-	-	(799)	(799)	(1)	(800)
Transfer to other reserves	-	-	15	(15)	-	-	-
Transactions with owners
Dividends	-	-	-	(4,602)	(4,602)	-	(4,602)
Dividends paid to non-controlling interests	-	-	-	-	-	(4)	(4)
Issue of Ordinary Shares	-	38	-	-	38	-	38
Changes in non-controlling interests	-	-	-	-	-	61	61
Movement in shares held by Employee Benefit Trusts	-	-	(68)	-	(68)	-	(68)
Share-based payments charge for the period	-	-	-	660	660	-	660
Settlement of share plan awards	-	-	-	(621)	(621)	-	(621)
Net movement	-	38	(53)	1,658	1,643	62	1,705
At 31 Dec 2024	388	35,226	2,012	3,160	40,786	85	40,871

Table 22: Condensed consolidated statement of cash flows:
For the twelve months ended 31 December	2024	2023
	$m	$m
Cash flows from operating activities
Profit before tax	8,691	6,899
Finance income and expense	1,284	1,282
Share of after tax losses of associates and joint ventures	28	12
Depreciation, amortisation and impairment	6,688	5,387
Movement in working capital and short-term provisions	(893)	300
Gains on disposal of intangible assets	(64)	(251)
Fair value movements on contingent consideration arising from business combinations	311	549
Non-cash and other movements	(121)	(386)
Cash generated from operations	15,924	13,792
Interest paid	(1,313)	(1,081)
Tax paid	(2,750)	(2,366)
Net cash inflow from operating activities	11,861	10,345
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(2,771)	(189)
Payments upon vesting of employee share awards attributable to business combinations	(3)	(84)
Payment of contingent consideration from business combinations	(1,008)	(826)
Purchase of property, plant and equipment	(1,924)	(1,361)
Disposal of property, plant and equipment	55	132
Purchase of intangible assets	(2,662)	(2,417)
Disposal of intangible assets	123	291
Movement in profit-participation liability	-	190
Purchase of non-current asset investments	(96)	(136)
Disposal of non-current asset investments	78	32
Movement in short-term investments, fixed deposits and other investing instruments	30	97
Payments to associates and joint ventures	(158)	(80)
Disposal of investments in associates and joint ventures	13	-
Interest received	343	287
Net cash outflow from investing activities	(7,980)	(4,064)
Net cash inflow before financing activities	3,881	6,281
Cash flows from financing activities
Proceeds from issue of share capital	38	33
Own shares purchased by Employee Benefit Trusts	(81)	-
Issue of loans and borrowings	6,492	3,816
Repayment of loans and borrowings	(4,652)	(4,942)
Dividends paid	(4,629)	(4,481)
Hedge contracts relating to dividend payments	16	(19)
Repayment of obligations under leases	(316)	(268)
Movement in short-term borrowings	(31)	161
Payment of Acerta Pharma share purchase liability	(833)	(867)
Net cash outflow from financing activities	(3,996)	(6,567)
Net decrease in Cash and cash equivalents in the period	(115)	(286)
Cash and cash equivalents at the beginning of the period	5,637	5,983
Exchange rate effects	(93)	(60)
Cash and cash equivalents at the end of the period	5,429	5,637
Cash and cash equivalents consist of:
Cash and cash equivalents	5,488	5,840
Overdrafts	(59)	(203)
	5,429	5,637

Notes to the Condensed consolidated financial statements

Note 1: Basis of preparation and accounting policies
These Condensed consolidated financial statements for the twelve months ended 31 December 2024 have been prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The Condensed consolidated financial statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and International Accounting Standards as adopted by the European Union.
These Condensed consolidated financial statements comprise the financial results of AstraZeneca PLC for the years to 31 December 2024 and 2023 together with the Statement of financial position as at 31 December 2024 and 2023. The results for the year to 31 December 2024 have been extracted from the 31 December 2024 audited consolidated financial statements which have been approved by the Board of Directors. These have not yet been delivered to the Registrar of Companies but are expected to be published on 18 February 2025 within the Annual Report and Form 20-F Information 2024.
The financial information set out above does not constitute the Group's statutory accounts for the years to 31 December 2024 or 2023 but is derived from these accounts. The auditors have reported on those accounts: their reports (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006 in respect of the accounts for the year to 31 December 2024 or for 31 December 2023. Statutory accounts for the year to 31 December 2024 were approved by the Board of Directors for release on 6 February 2025.
Amendments to accounting standards issued by the IASB and adopted in the year ended 31 December 2024 did not have a material impact on the result or financial position of the Group and the Condensed consolidated financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2023.
The comparative figures for the financial year ended 31 December 2023 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and have been delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern
The Group has considerable financial resources available. As at 31 December 2024, the Group has $10.4bn in financial resources (cash and cash equivalent balances of $5.5bn and undrawn committed bank facilities of $4.9bn that were available until April 2029), with $2.7bn of borrowings due within one year. These facilities contain no financial covenants, and in January 2025 their maturity was extended to April 2030.
The Group has assessed the prospects of the Group over a period longer than the required 12 months from the date of Board approval of these consolidated financial statements, with no deterioration noted requiring a further extension of this review. The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.
Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Condensed consolidated financial statements.

Legal proceedings
The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2023.

Employee Benefit Trusts
Following an amendment to the Employee Benefit Trust (EBT) Deed on 10 June 2024, AstraZeneca obtained control and commenced consolidation of the EBT from June 2024. From that date, cash paid on purchases of AstraZeneca Ordinary shares or American Depositary Receipts is presented within Financing activities in the Condensed consolidated statement of cash flows.

Note 2: Intangible assets
In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. In 2024, the Group recorded impairment charges of $504m in respect of launched products. Following a strategic review of our portfolio priorities, the business decision was made to cease promotional activity for Andexxa resulting in impairment charges of $504m recorded against the Andexxa intangible asset under a value-in-use model applying a discount rate of 7.5% (revised carrying amount: $nil).
Impairment charges recorded against products in development totalled $1,073m. This included vemircopan (ALXN2050) (acquired as part of the Alexion business combination in 2021 - $753m) which was terminated, the decision was based on safety and efficacy data from Phase II trials across multiple indications. In December 2024, the intangible asset relating to the product in development, FPI-2059, was fully impaired by $165m due to portfolio prioritisation decisions. Development of FPI-2265 and AZD2068 are still ongoing and continue to be a priority. The remaining impairments of $155m relate to impairments of various products in development, due to either management's decision to discontinue development as part of Group-wide portfolio prioritisation decisions, or due to the outcome of research activities.

Icosavax
The acquisition of Icosavax, Inc. completed on 19 February 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3 'Business Combinations', with consideration of $841m principally relating to $639m of intangible assets, $141m of cash and cash equivalents and $51m of marketable securities. Contingent consideration of up to $300m could be paid on achievement of regulatory and sales milestones; these potential liabilities would be recorded when the relevant recognition event for a regulatory or sales milestone is achieved.

Amolyt
The acquisition of Amolyt Pharma completed on 15 July 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3 'Business Combinations', with consideration of $857m principally relating to $800m of intangible assets and $98m of cash and cash equivalents. Contingent consideration of up to $250m could be paid on achievement of a regulatory milestone; this potential liability would be recorded when the relevant recognition event for a regulatory milestone is achieved.

Note 3: Net debt
The table below provides an analysis of Net debt and a reconciliation of Net cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2023. Net debt is a non-GAAP financial measure.

Table 23: Net debt
	At 1 Jan 2024	Cash flow	Acquisitions	Non-cash & other	Exchange movements	At 31 Dec 2024
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,365)	(6,498)	(3)	2,081	279	(26,506)
Non-current instalments of leases	(857)	-	(12)	(275)	31	(1,113)
Total long-term debt	(23,222)	(6,498)	(15)	1,806	310	(27,619)
Current instalments of loans	(4,614)	4,590	(9)	(2,001)	27	(2,007)
Current instalments of leases	(271)	374	(6)	(450)	14	(339)
Collateral received from derivative counterparties	(215)	34	-	-	-	(181)
Other short-term borrowings excluding overdrafts	(97)	(3)	-	-	10	(90)
Overdrafts	(203)	144	-	-	-	(59)
Total current debt	(5,400)	5,139	(15)	(2,451)	51	(2,676)
Gross borrowings	(28,622)	(1,359)	(30)	(645)	361	(30,295)
Net derivative financial instruments	150	41	-	(120)	-	71
Net borrowings	(28,472)	(1,318)	(30)	(765)	361	(30,224)
Cash and cash equivalents	5,840	(501)	242	-	(93)	5,488
Other investments - current	122	(30)	87	-	(13)	166
Cash and investments	5,962	(531)	329	-	(106)	5,654
Net debt	(22,510)	(1,849)	299	(765)	255	(24,570)

Net debt increased by $2,060m in the twelve months to 31 December 2024 to $24,570m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.
In February 2024, AstraZeneca issued the following:
‒      $1,250m of fixed-rate notes with a coupon of 4.8% maturing in February 2027
‒      $1,250m of fixed-rate notes with a coupon of 4.85% maturing in February 2029
‒      $1,000m of fixed-rate notes with a coupon of 4.9% maturing in February 2031
‒      $1,500m of fixed-rate notes with a coupon of 5% maturing in February 2034
In August 2024, AstraZeneca issued the following:
‒      Û650m of fixed-rate notes with a coupon of 3.121% maturing in August 2030
‒      Û750m of fixed-rate notes with a coupon of 3.278% maturing in August 2033
Each of the above notes were issued by AstraZeneca Finance LLC and are fully and unconditionally guaranteed by AstraZeneca PLC.
AstraZeneca repaid two bonds with a total carrying value of $2,569m and floating rate bank loans of $2,000m during the twelve months which is included in the cash outflow from Repayment of loans and borrowings of $4,652m.
The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 December 2024 was $181m (31 December 2023: $215m) and the carrying value of such cash collateral posted by the Group at 31 December 2024 was $129m (31 December 2023: $102m).
The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $nil (31 December 2023: $833m).
During the quarter ended 31 December 2024, there have been no changes to the Company's solicited long term credit ratings. Moody's credit rating were long term: A2; short term: P-1. Standard and Poor's credit ratings were long term: A+; short term: A-1.

Note 4: Financial Instruments
As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.
The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $353m (31 December 2023: $313m) and for which a fair value loss of $9m has been recognised in the twelve months ended 31 December 2024 (FY 2023: gains of $17m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income, in the Condensed consolidated statement of comprehensive income for the twelve months ended 31 December 2024, are Level 1 fair value measurements, valued based on quoted prices in active markets.
Financial instruments measured at fair value include $1,669m of other investments, $4,177m held in money-market funds and $71m of derivatives as at 31 December 2024. With the exception of derivatives being Level 2 fair valued, and certain equity instruments of $353m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $129m of cash collateral pledged to counterparties. The total fair value of Interest-bearing loans and borrowings as at 31 December 2024, which have a carrying value of $30,295m in the Condensed consolidated statement of financial position, was $29,179m.

Table 24: Financial instruments - contingent consideration
2024	2023

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	1,945	192	2,137	2,222
Additions through business combinations	-	198	198	60
Settlements	(998)	(10)	(1,008)	(826)
Revaluations	260	51	311	549
Discount unwind	102	11	113	132
On 31 December	1,309	442	1,751	2,137

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.
The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,309m (31 December 2023: $1,945m) would increase/decrease by $131m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Business combinations

Gracell
On 22 February 2024, AstraZeneca completed the acquisition of Gracell Biotechnologies Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases.
The purchase price allocation review has been completed with no changes to the amounts reported in the H1 and Q2 2024 results announcement. The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.
The total consideration fair value of $1,037m includes cash consideration of $983m and future regulatory milestone-based consideration of $54m. Intangible assets recognised relate to products in development, principally AZD0120. Goodwill of $136m has been recognised. Gracell's results have been consolidated into the Group's results from 22 February 2024.

Fusion
On 4 June 2024, AstraZeneca completed the acquisition of Fusion Pharmaceuticals Inc., (Fusion) a clinical-stage biopharmaceutical company developing next-generation radioconjugates.
The purchase price allocation review has been completed with no changes to the amounts reported in the H1 and Q2 2024 results announcement. The transaction is recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'.
The total consideration fair value of $2,195m includes cash consideration of $2,051m and future regulatory milestone-based consideration of $144m. Intangible assets relating to products in development comprise the FPI-2265 ($848m), FPI-2059 ($165m) and AZD2068 ($313m) programmes. Goodwill of $947m has been recognised. Fusion's results have been consolidated into the Group's results from 4 June 2024.
In December 2024, the intangible asset relating to the product in development, FPI-2059, was fully impaired by $165m due to portfolio prioritisation decisions. Development of FPI-2265 and AZD2068 are still ongoing and continue to be a priority.

Note 6: Legal proceedings and contingent liabilities
AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2023, the H1 2024 and the Q3 2024 results announcements (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37.
As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.
In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.
AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the fourth quarter of 2024 and to 6 February 2025

Table 25: Patent litigation
Legal proceedings brought against AstraZeneca

Soliris patent proceedings, Turkey Considered to be a contingent liability
* In November 2024, Salute HC İlalarõ Sanayi ve Ticaret A.Ş (Salute) served an action in the Industrial and Intellectual Property Rights Court in Istanbul, Turkey seeking to invalidate and enjoin enforcement of Alexion's patent relating to eculizumab.

Legal proceedings brought by AstraZeneca

Calquence patent proceedings, US Considered to be a contingent asset
* In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaints, AstraZeneca alleged that a generic version of Calquence capsules, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca.
* In 2024, AstraZeneca entered into settlement agreements with all five generic manufacturers, resolving the Calquence capsule ANDA litigation proceedings.
* AstraZeneca received Paragraph IV notices relating to patents listed in the FDA Orange Book with reference to Calquence tablets from Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in April 2024 and from MSN Pharmaceuticals Inc. and MSN Laboratories Pvt. Ltd. (collectively, MSN) in November 2024.
* In response to these Paragraph IV notices, AstraZeneca filed patent infringement lawsuits against Cipla in May 2024 and against MSN in January 2025 in the District Court. In the complaints, AstraZeneca alleges that a generic version of Calquence tablets, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. No trial date has been scheduled.

Lynparza patent proceedings, US Considered to be a contingent asset
* AstraZeneca received a Paragraph IV notice relating to Lynparza patents from Natco Pharma Limited (Natco) in December 2022, Sandoz Inc. (Sandoz) in December 2023, Cipla USA, Inc. and Cipla Limited (collectively, Cipla) in May 2024, and Zydus Pharmaceuticals (USA) Inc. (Zydus) in November 2024. In response to these Paragraph IV notices, AstraZeneca, MSD International Business GmbH, and the University of Sheffield initiated ANDA litigations against Natco, Sandoz, Cipla, and Zydus in the US District Court for the District of New Jersey. In the complaints, AstraZeneca alleged that the defendants' generic versions of Lynparza, if approved and marketed, would infringe AstraZeneca's patents.
* No trial date has been scheduled.

Soliris patent proceedings, Europe Considered to be a contingent asset
* In March 2024, Alexion filed motions for provisional measures against Amgen Pharmaceuticals Inc (Amgen) and Samsung Bioepis Co. Ltd. (Samsung) and their respective affiliates at the Hamburg Local Division of the Unified Patent Court (UPC) on the basis that Amgen's and Samsung's biosimilar eculizumab products infringe an Alexion patent. Alexion appealed and in December 2024 the UPC appellate division denied Alexion's appeal requesting provisional measures.
* In parallel, Samsung and Amgen have filed oppositions to the patent at the European Patent Office.
* In November 2024, Amgen filed a revocation action for the patent at the UPC Central Division in Milan.

Tagrisso patent proceedings, Russia Considered to be a contingent asset
* In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm's improper use of AstraZeneca's information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. The appellate court affirmed the dismissal in March 2024. AstraZeneca filed a further appeal, which was dismissed in July 2024. The lawsuit against Axelpharm was dismissed in September 2024, and AstraZeneca appealed.
* In November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending. AstraZeneca has also challenged before the Russian Patent and Trademark Office (PTO) the validity of the Axelpharm patent on which the compulsory licensing action is predicated. In August 2024, the PTO determined that Axelpharm's patent is invalid and, in November 2024, Axelpharm filed an appeal.
* In July 2024, AstraZeneca filed a patent infringement lawsuit, which remains pending, and an unfair competition claim with the Federal Anti-Monopoly Service of Russia (FAS) against AxelPharm and others related to the securing of state contracts in Russia for its generic version of Osimertinib.
* In August 2024, the FAS initiated an unfair competition case against Axelpharm and OncoTarget based on AstraZeneca's unfair competition claim.
* In November 2024, the FAS determined that Axelpharm had committed unfair competition and that OncoTarget had not; the FAS ordered Axelpharm to cease sales of its generic osimertinib and pay the Russian government the income it received from its sales of its generic Osimertinib. In December 2024, Axelpharm appealed.

Table 26: Product liability litigation
Legal proceedings brought against AstraZeneca

Nexium and Prilosec, US A provision has been taken
* AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury.
* In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (District Court).
* In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425m, for which a provision has been taken.
* In December 2024, AstraZeneca resolved the sole remaining case, which had been pending in the District Court.

Table 27: Commercial litigation
Legal proceedings brought against AstraZeneca

Securities Litigation, US Considered to be a contingent liability
* In December 2024, a putative securities class action lawsuit was filed in the US District Court for the Central District of California against AstraZeneca PLC and certain officers, on behalf of purchasers of AstraZeneca publicly traded securities between February 2022 and December 2024. The complaint alleges that defendants made materially false and misleading statements in connection with the Company's business in China.

Table 28: Government investigations and proceedings
Legal proceedings brought against AstraZeneca

Shenzhen City Customs Office Considered to be a contingent liability
* In relation to the illegal drug importation allegations, in January 2025, AstraZeneca received a Notice of Transfer to the Prosecutor and an Appraisal Opinion from the Shenzhen City Customs Office regarding suspected unpaid importation taxes amounting to $0.9m.
* To the best of AstraZeneca's knowledge, the importation taxes referred to in the Appraisal Opinion relate to Imfinzi and Imjudo.
* A fine of between one and five times the amount of unpaid importation taxes may also be levied if AstraZeneca is found liable.

Legal proceedings brought by AstraZeneca

340B State Litigation, US Considered to be a contingent asset
* AstraZeneca has filed lawsuits against Arkansas, Kansas, Louisiana, Maryland, Minnesota, Mississippi, Missouri, and West Virginia challenging the constitutionality of each state's 340B statute.
* In the Arkansas matter, trial is scheduled for April 2025. In the Arkansas administrative proceeding, the state has moved for a preliminary injunction to enjoin AstraZeneca's 340B policy in Arkansas.
* In the Kansas matter, after obtaining a stipulation from the state that AstraZeneca's policy does not violate the Kansas 340B statute, AstraZeneca agreed to dismiss its complaint.
* In the Louisiana matter, the Court granted the state's motion for summary judgment.  AstraZeneca has filed an appeal.
* In the Maryland, Minnesota, and Missouri matters, the state has moved to dismiss AstraZeneca's complaint.
* In the Maryland and Mississippi matters, the Court has rejected AstraZeneca's preliminary injunction motion.
* The West Virginia matter remains in its preliminary stages.

Other
Additional government inquiries
As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 8

Table 29: FY 2024 - Product Sales year-on-year analysis[14]
CER information in respect of FY 2024 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	20,275	18	21	9,510	23	4,502	18	28	4,082	23	22	2,181	(4)	2
Tagrisso	6,580	13	16	2,763	21	1,755	8	16	1,301	16	15	761	(3)	4
Imfinzi	4,717	17	21	2,603	20	479	35	59	948	28	27	687	(8)	(2)
Calquence	3,129	24	25	2,190	21	153	56	79	656	33	32	130	20	22
Lynparza	3,072	9	11	1,332	6	655	21	30	832	13	12	253	(10)	(5)
Enhertu	545	n/m	n/m	-	-	350	n/m	n/m	126	n/m	n/m	69	n/m	n/m
Zoladex	1,058	11	17	16	14	795	16	23	148	12	10	99	(16)	(12)
Imjudo	281	29	31	180	23	16	n/m	n/m	36	n/m	n/m	49	(5)	2
Truqap	430	n/m	n/m	408	n/m	2	n/m	n/m	12	n/m	n/m	8	n/m	n/m
Orpathys	44	(1)	1	-	-	44	(1)	1	-	-	-	-	-	-
Others	419	(19)	(14)	18	(51)	253	(18)	(12)	23	(30)	(30)	125	(13)	(6)
BioPharmaceuticals: CVRM	12,448	18	20	3,075	12	5,339	16	22	3,270	31	30	764	3	9
Farxiga	7,656	28	31	1,750	21	2,853	29	35	2,634	40	39	419	-	6
Brilinta	1,333	1	2	751	1	294	3	10	268	(1)	(2)	20	(17)	(16)
Crestor	1,153	4	8	46	(16)	934	8	12	37	(29)	(30)	136	(2)	5
Seloken/Toprol-XL	605	(5)	-	-	(42)	589	(5)	-	13	13	12	3	(53)	(44)
Lokelma	542	32	34	256	20	86	73	79	92	59	58	108	20	29
Roxadustat	331	22	24	-	-	331	22	24	-	-	-	-	-	-
Andexxa	219	20	22	81	7	3	n/m	n/m	80	30	28	55	22	31
Wainua	85	n/m	n/m	85	n/m	-	-	-	-	-	-	-	-	-
Others	524	(24)	(22)	106	(50)	249	(13)	(9)	146	(13)	(12)	23	18	20
BioPharmaceuticals: R&I	7,416	21	23	3,416	34	1,897	7	13	1,416	22	21	687	10	14
Symbicort	2,879	22	25	1,187	63	805	7	16	559	2	1	328	(2)	-
Fasenra	1,689	9	9	1,049	6	92	44	55	404	14	13	144	1	6
Pulmicort	682	(4)	(1)	6	(77)	568	(1)	3	71	5	3	37	(12)	(10)
Breztri	978	44	46	516	35	245	52	57	143	78	77	74	41	47
Tezspire	248	n/m	n/m	-	-	11	n/m	n/m	156	n/m	n/m	81	n/m	n/m
Saphnelo	474	69	70	425	63	7	n/m	n/m	26	n/m	n/m	16	69	80
Airsupra	66	n/m	n/m	66	n/m	-	-	-	-	-	-	-	-	-
Others	400	(8)	(7)	167	7	169	(21)	(20)	57	5	4	7	(8)	(4)
BioPharmaceuticals: V&I	1,058	5	6	280	n/m	213	1	9	409	3	1	156	(47)	(44)
Synagis	447	(18)	(14)	(8)	n/m	210	8	17	116	(34)	(35)	129	(27)	(22)
Beyfortus	318	n/m	n/m	232	n/m	-	n/m	n/m	84	n/m	n/m	2	n/m	n/m
FluMist	258	19	15	28	19	1	28	30	204	8	4	25	n/m	n/m
COVID-19 mAbs	31	(76)	(76)	28	n/m	-	n/m	n/m	3	(74)	(75)	-	n/m	n/m
Others	4	(68)	(68)	-	-	2	(82)	(82)	2	10	14	-	n/m	n/m
Rare Disease	8,668	12	14	5,263	12	849	36	63	1,568	3	2	988	8	15
Ultomiris	3,924	32	34	2,261	29	141	n/m	n/m	884	32	31	638	34	43
Soliris	2,588	(18)	(14)	1,523	(12)	443	4	34	416	(38)	(38)	206	(35)	(32)
Strensiq	1,416	23	24	1,167	25	54	33	43	99	11	10	96	12	18
Koselugo	531	60	66	212	9	177	n/m	n/m	103	93	92	39	62	73
Kanuma	209	22	24	100	17	34	19	28	66	35	35	9	11	15
Other medicines	1,073	(9)	(4)	111	(17)	735	1	8	103	(2)	(3)	124	(40)	(36)
Nexium	867	(8)	(2)	96	(16)	591	2	11	60	13	11	120	(40)	(36)
Others	206	(11)	(9)	15	(20)	144	(6)	(4)	43	(17)	(17)	4	(44)	(41)
Total Product Sales	50,938	16	19	21,655	21	13,535	15	23	10,848	20	19	4,900	(3)	3

Table 30: Q4 2024 - Product Sales year-on-year analysis[15]
The Q4 2024 information in respect of the three months ended 31 December 2024 included in the Consolidated Financial Information has not been audited by PricewaterhouseCoopers LLP.

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	5,341	20	22	2,640	28	1,057	17	27	1,082	20	18	562	(3)	(3)
Tagrisso	1,703	20	21	767	28	391	9	14	344	15	14	201	23	24
Imfinzi	1,254	16	18	721	26	113	30	53	253	22	21	167	(22)	(21)
Calquence	808	20	20	573	20	37	27	54	167	20	18	31	9	8
Lynparza	844	14	15	378	8	180	35	45	220	15	13	66	1	2
Enhertu	148	78	98	-	-	91	89	n/m	35	73	72	22	48	46
Zoladex	242	(5)	(2)	5	n/m	174	4	10	37	6	3	26	(47)	(48)
Imjudo	73	27	28	45	18	5	83	n/m	10	n/m	n/m	13	7	8
Truqap	163	n/m	n/m	148	n/m	1	n/m	n/m	10	n/m	n/m	4	n/m	n/m
Orpathys	9	(16)	(17)	-	-	9	(16)	(17)	-	-	-	-	-	-
Others	97	(25)	(22)	3	(86)	56	(15)	(10)	6	(17)	(15)	32	(4)	(4)
BioPharmaceuticals: CVRM	3,132	16	17	853	9	1,193	11	14	886	31	28	200	24	24
Farxiga	1,933	20	21	472	5	628	12	17	731	39	37	102	43	43
Brilinta	341	4	4	208	7	62	2	6	65	(4)	(5)	6	(4)	(12)
Crestor	261	5	6	13	(11)	208	13	14	5	(56)	(58)	35	(6)	(6)
Seloken/Toprol-XL	140	(3)	1	-	n/m	137	(1)	2	3	(20)	(24)	-	n/m	n/m
Lokelma	150	35	35	75	30	18	44	50	26	53	51	31	28	28
Roxadustat	74	18	16	-	-	74	17	15	-	-	-	-	-	-
Andexxa	59	11	11	19	6	-	n/m	n/m	20	9	7	20	17	18
Wainua	42	n/m	n/m	42	n/m	-	-	-	-	-	-	-	-	-
Others	132	(9)	(7)	24	(44)	66	10	12	36	(3)	(1)	6	40	54
BioPharmaceuticals: R&I	1,985	25	26	996	54	408	(11)	(7)	391	23	21	190	12	12
Symbicort	684	31	33	299	n/m	153	-	5	144	1	(1)	88	(1)	-
Fasenra	471	12	12	299	9	23	46	64	110	18	17	39	7	6
Pulmicort	164	(25)	(23)	(7)	n/m	141	(23)	(21)	20	8	6	10	(12)	(12)
Breztri	257	29	29	149	24	45	19	21	42	60	59	21	37	38
Tezspire	80	n/m	n/m	-	n/m	4	n/m	n/m	51	n/m	n/m	25	85	87
Saphnelo	147	65	65	131	60	2	n/m	n/m	9	n/m	n/m	5	75	76
Airsupra	25	n/m	n/m	25	n/m	-	-	-	-	-	-	-	-	-
Others	157	49	49	100	n/m	40	(37)	(38)	15	7	5	2	14	28
BioPharmaceuticals: V&I	378	10	8	80	35	45	46	58	219	12	9	34	(43)	(44)
Synagis	101	(38)	(36)	(6)	n/m	42	13	21	35	(47)	(47)	30	(50)	(50)
Beyfortus	130	n/m	n/m	84	61	-	-	-	45	n/m	n/m	1	n/m	n/m
FluMist	149	7	3	2	(73)	1	(10)	21	143	10	5	3	n/m	n/m
COVID-19 mAbs	-	n/m	n/m	-	n/m	-	n/m	n/m	-	n/m	n/m	-	n/m	n/m
Others	(2)	n/m	n/m	-	-	2	n/m	n/m	(4)	n/m	n/m	-	-	-
Rare Disease	2,277	16	17	1,421	15	221	63	84	379	4	2	256	7	8
Ultomiris	1,089	32	33	632	29	49	n/m	n/m	235	36	33	173	25	26
Soliris	543	(24)	(22)	353	(16)	77	(10)	11	70	(50)	(50)	43	(38)	(37)
Strensiq	420	38	37	352	43	15	31	30	26	2	1	27	24	20
Koselugo	165	94	97	56	9	69	n/m	n/m	29	91	90	11	27	28
Kanuma	60	47	48	28	22	11	n/m	n/m	19	71	69	2	20	14
Other medicines	249	(6)	(4)	24	(18)	171	14	17	28	(27)	(28)	26	(46)	(45)
Nexium	197	(6)	(4)	19	(26)	133	11	16	20	16	13	25	(47)	(46)
Others	52	(8)	(8)	5	60	38	23	22	8	(61)	(61)	1	(7)	(8)
Total Product Sales	13,362	18	19	6,014	25	3,095	12	19	2,985	20	18	1,268	1	1

Table 31: Alliance Revenue
	FY 2024	FY 2023
	$m	$m
Enhertu	1,437	1,022
Tezspire	436	259
Beyfortus	237	57
Other royalty income	91	81
Other Alliance Revenue	11	9
Total	2,212	1,428

Table 32: Collaboration Revenue
	FY 2024	FY 2023
	$m	$m
Lynparza: sales milestones	600	-
Beyfortus: sales milestones	167	27
Koselugo: sales milestones	100	-
Farxiga: sales milestones	56	29
Lynparza: regulatory milestones	-	245
COVID-19 mAbs licence fees	-	180
Beyfortus: regulatory milestones	-	71
tralokinumb: sales milestones	-	20
Other Collaboration Revenue	-	22
Total	923	594

Table 33: Other operating income and expense
	FY 2024	FY 2023
	$m	$m
brazikumab licence termination funding	-	75
Divestment of US rights to Pulmicort Flexhaler	-	241
Update to the contractual relationships for Beyfortus (nirsevimab)	-	712
Other	252	312
Total	252	1,340

Other shareholder information

Financial calendar
Announcement of Q1 2025 results:                    29 April 2025
Announcement of H1 and Q2 2025 results:        29 July 2025

Proposed dividend payment dates
Dividends are normally paid as follows:
First interim:      Announced with the half year results and paid in September
Second interim: Announced with the full year results and paid in March

Dividend	Announced	Ex-dividend date[16]	Record date	Payment date
FY 2024 Second interim	6 Feb 2025	20 Feb 2025	21 Feb 2025	24 Mar 2025
FY 2025 First interim[17]	29 Jul 2025	7 Aug 2025	8 Aug 2025	8 Sep 2025

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Addresses for correspondence
Registered office	Registrar andtransfer office	Swedish Central Securities Depository	US depositary
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	J.P. Morgan Chase Bank N.A.EQ Shareowner Services P.O. Box 64504 St. Paul MN 55164-0504
United Kingdom	United Kingdom	Sweden	US
+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018 (US only)
	+44 (0) 121 415 7033		+1 (651) 453 2128

Trademarks
Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu and Datroway, trademarks of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements
In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:
This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:
‒    the risk of failure or delay in delivery of pipeline or launch of new medicines;
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval;
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies;
‒    the risk of pricing, affordability, access and competitive pressures;
‒    the risk of failure to maintain supply of compliant, quality medicines;
‒    the risk of illegal trade in the Group's medicines;
‒    the impact of reliance on third-party goods and services;
‒    the risk of failure in information technology or cybersecurity;
‒    the risk of failure of critical processes;
‒    the risk of failure to collect and manage data and AI in line with legal and regulatory requirements and strategic objectives;
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;
‒    the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;
‒    the risk of the safety and efficacy of marketed medicines being questioned;
‒    the risk of adverse outcome of litigation and/or governmental investigations;
‒    intellectual property risks related to the Group's products;
‒    the risk of failure to achieve strategic plans or meet targets or expectations;
‒    the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;
‒    the risk of failure in internal control, financial reporting or the occurrence of fraud;
‒    the risk of unexpected deterioration in the Group's financial position;
‒    the risk of foreign exchange rate movements impacting our financial condition or results of operations; and
‒    the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition.

Glossary
1L, 2L, etc                    First line, second line, etc
ADC                             Antibody drug conjugate
aHUS                            Atypical haemolytic uraemic syndrome
ADT                              Androgen deprivation therapy
AKT                              Protein kinase B
AL amyloidosis             Light chain amyloidosis
ANDA                           Abbreviated New Drug Application (US)
ASO                              Antisense oligonucleotide
ATTR-CM                    Transthyretin-mediated amyloid cardiomyopathy
ATTRv / -PN / -CM      Hereditary transthyretin-mediated amyloid / polyneuropathy / cardiomyopathy
BCMA                          B-cell maturation antigen
BRCA / m                     Breast cancer gene / mutation
BTC                               Biliary tract cancer
BTK                              Bruton tyrosine kinase
C5                                 Complement component 5
CAR-T                          Chimeric antigen receptor T-cell
cCRT                            Concurrent chemoradiotherapy
CD19                            A gene expressed in B-cells
CER                               Constant exchange rates
CHMP                          Committee for Medicinal Products for Human Use (EU)
CI                                 Confidence interval
CKD                             Chronic kidney disease
CLL                              Chronic lymphocytic leukaemia
COPD                           Chronic obstructive pulmonary disease
COP28                          28th annual United Nations (UN) climate meeting
CRC                              Colorectal cancer
CRL                              Compete Response Letter
CRPC                           Castration-resistant prostate cancer
CSPC                            Castration-sensitive prostate cancer
CTLA-4                       Cytotoxic T-lymphocyte-associated antigen 4
CVRM                          Cardiovascular, Renal and Metabolism
DDR                             DNA damage response
DNA                             Deoxyribonucleic acid
EBITDA                       Earnings before interest, tax, depreciation and amortisation
EGFR / m                     Epidermal growth factor receptor gene / mutation
EGPA                            Eosinophilic granulomatosis with polyangiitis
EPS                               Earnings per share
ER                                 Estrogen receptor
ERBB2                         v-erb-b2 avian erythroblastic leukaemia viral oncogene homologue 2 gene
EVH                             Extravascular haemolysis
FDA                              Food and Drug Agency (US)
FDC                              Fixed dose combination
FISH                             Fluorescence in situ hybridization, as in FISH10+
g                                    Germline, e.g. gBRCAm
GAAP                           Generally Accepted Accounting Principles
GEJ                               Gastro oesophageal junction
GI                                  Gastrointestinal
GLP1 / -RA                  Glucagon-like peptide-1 / receptor agonist
gMG                             Generalised myasthenia gravis
HCC                             Hepatocellular carcinoma
HER2 / +/- / low / m    Human epidermal growth factor receptor 2 / positive / negative / low level expression / gene mutant
HF/ pEF / rEF              Heart failure / with preserved ejection fraction / with reduced ejection fraction
hMPV                           Human metapneumovirus
HR                                Hazard ratio
HR / + / -                      Hormone receptor / positive / negative
HRD                             Homologous recombination deficiency
HRR / m                       Homologous recombination repair gene / mutation
i.m.                               Intramuscular injection
i.v.                                 Intravenous injection
IAS / B                          International Accounting Standards / Board
ICS                               Inhaled corticosteroid
IFRS                             International Financial Reporting Standards
IgAN                             Immunoglobulin A neuropathy
IHC                               Immunohistochemistry, as in IHC90+, etc
IL-5, IL-33, etc            Interleukin-5, Interleukin-33, etc
IP                                  Intellectual Property
IVIg                               Intravenous immune globulin
LABA                           Long-acting beta-agonist
LAMA                          Long-acting muscarinic-agonist
LS-SCLC                     Limited stage small cell lung cancer
LRTD                           Lower respiratory tract disease
m                                  Metastatic, e.g. mBTC , mCRPC, mCSPC
mAb                             Monoclonal antibody
MDL                             Multidistrict litigation
MET                             Mesenchymal epithelial transition
NF1-PN                        Neurofibromatosis type 1 with plexiform neurofibromas
n/m                               Not meaningful
NMOSD                       Neuromyelitis optica spectrum disorder
NRDL                           National reimbursement drug list
NSCLC                        Non-small cell lung cancer
OECD                          Organisation for Economic Co-operation and Development
OOI                              Other operating income
ORR                             Overall response rate
OS                                Overall survival
PAAGR                        Post Alexion Acquisition Group Review
PARP / i / -1sel             Poly ADP ribose polymerase / inhibitor /-1 selective
pCR                              Pathologic complete response
PCSK9                         Proprotein convertase subtilisin/kexin type 9
PD                                Progressive disease
PD-1                            Programmed cell death protein 1
PD-L1                          Programmed cell death ligand 1
PDUFA                        Prescription Drug User Fee Act
PHSSR                        Partnership for Health System Sustainability and Resilience
PFS                              Progression free survival
PIK3CA                       Phosphatidylinositol-4,5-bisphosphate 3-kinase, catalytic subunit alpha gene
pMMR                         proficient mismatch repair
PMDI                           Pressure metered dose inhaler
PNH / -EVH                Paroxysmal nocturnal haemoglobinuria / with extravascular haemolysis
PPI                               Proton pump inhibitors
PSR                              Platinum sensitive relapse
PTEN                           Phosphatase and tensin homologue gene
Q3W, Q4W, etc            Every three weeks, every four weeks, etc
R&D                             Research and development
R&I                               Respiratory & Immunology
RSV                              Respiratory syncytial virus
sBLA                            Supplemental biologics license application (US)
SCLC                            Small cell lung cancer
s.c.                                Subcutaneous injection
SEA                              Severe eosinophilic asthma
SEC                              Securities Exchange Commission (US)
SG&A                          Sales, general and administration
SGLT2                          Sodium-glucose cotransporter 2
SLL                              Small lymphocytic lymphoma
SMI                              Sustainable Markets Initiative
sNDA                           Supplemental new drug application
SPA                              Share Purchase Agreement
T2D                              Type-2 diabetes
TACE                           Transarterial chemoembolization
THP                              A treatment regimen: docetaxel, trastuzumab and pertuzumab
TNBC                           Triple negative breast cancer
TNF                              Tumour necrosis factor
TOP1                           Topoisomerase I
TROP2                        Trophoblast cell surface antigen 2
USPTO                        US Patent and Trademark Office
V&I                             Vaccines & Immune Therapies
VBP                             Volume-based procurement
VLP                             Virus like particle

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2024 vs. 2023. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[2] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 11 and Table 12 in the Financial performance section of this document.

[3]  In FY 2024, capital expenditure on tangible assets and Software-related intangibles amounted to $2,218m

[4] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a Ô+Õ symbol next to a comment related to the R&D expense indicates that the item resulted in an increase in the R&D spend relative to the prior year.

[5] Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the GroupÕs financial statements.

[6] The presentation of Table 4 has been updated to show Total Revenue by medicine, by including Alliance Revenue and Collaboration Revenue within each revenue figure. Previously, this table showed Product Sales for each medicine and therapy area, and the CompanyÕs total Alliance Revenue and Collaboration Revenue were shown as separate lines at the bottom of the table.

[7] ÔStock compensationÕ encourages distributors to maintain steady inventory levels ahead of the date of a price reduction. After the price reduction takes effect, the supplier compensates the distributor for the reduction in the resale value of their inventory

[8] The presentation of this table has been updated by removing the "Acquisition of Alexion" column due to immateriality of items in this category

[9] Based on best prevailing assumptions around currency profiles.

[10] Based on average daily spot rates 1 Jan 2024 to 31 Dec 2024.

[11] Based on average daily spot rates 1 Jan 2025 to 31 Jan 2025.

[12] Based on average daily spot rates on Jan 31 2025.

[13] Other currencies include AUD, BRL, CAD, KRW and RUB.

[14] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

[15] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

[16] The ex-dividend dates shown in the table are for ordinary shares listed on the London Stock Exchange; the ex-dividend dates are one day sooner for ordinary shares listed on the Stockholm Stock Exchange and for American Depository Receipts listed on NASDAQ.

[17] Provisional dates, subject to Board approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 February 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary